UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Appointment of Director and Officer

Effective on May 4, 2023, Mr. Ricky Qizhi Wei resigned from his position as the Chief Executive Officer of Dunxin Financial Holdings Limited (the “Company”) and Chairman of the board of directors (the “Board”) of the Company due to personal reason. On the same date, the Board appointed Mr. Yuan Gao as the Chief Executive Officer and the Chairman of the Board, and Messrs. Lei Fu and Yong Wang as Directors of the Board. The biographical information of Messrs. Yuan Gao, Lei Fu and Yong Wang is set forth below.

Mr. Yuan Gao, has extensive experience in equity investment, investment banking, mergers and acquisitions, and asset reorganization, and maintains a keen interest in company operation, strategic planning and business administration. Mr. Gao was awarded the Hubei Venture Capital Investment Outstanding Contribution Award, and also serves as an expert adjudicator in the China Innovation & Entrepreneurship Competition. From November 2020 to April 2023, Mr. Gao served as the managing director at Wuhan Zhiyuanjunhe Medical Technology Ltd. From October 2017 to October 2020, Mr. Gao served as the investment director at Wuhan Jiupai Investment Management Ltd. Mr. Gao obtained his bachelor’s degree in business and finance from University of Wales Trinity Saint David in 2015 and obtained his master’s degree in “China and Globalization” from King’s College London in 2016.

Mr. Lei Fu, has over a decade of entrepreneurial experience in the IT industry, and has founded multiple technology companies, possessing rich experience in enterprise management. Mr. Fu won first prize in the “Make Kieron's Life Easier” competition held by the University of Sheffield in the United Kingdom. He was also awarded the honorary title of “Pioneer of College Students’ Entrepreneurship” by the Wuhan Municipal Government, as well as the “Digital Innovation Person of the Year Award” at the 2023 World Health Industry Digitalization Summit. Mr. Fu has served as Chairman of Anhui THINGO Intelligent Technology Co., Ltd. since July 2022 and as Chairman of Hubei THINGO Science and Technology Development Co., Ltd. since November 2012. Mr. Fu obtained his bachelor’s degree in vehicle engineering from Wuhan Huaxia University of Technology in 2010 and his master’s degree in the advanced manufacturing technology from University of Sheffield in 2011.

Mr. Yong Wang, has served as the chief executive officer of Anhui THINGO Intelligent Technology Co., Ltd. since April 2023. From October 2009 to September 2020, Mr. Wang served as the senior vice president of WanCheng (ShangHai) Travel Agency Co., Ltd. Mr. Wang obtained his bachelor’s degree in commercial economy from Wuhan University in 1989.

Each of Messrs. Yuan Gao, Lei Fu and Yong Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: May 4, 2023	By:	/s/ Xiang (Johnny) Zhou
	Name:	Xiang (Johnny) Zhou
	Title:	Chief Financial Officer

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